Total # of pages: 12
Total # of Exhibits: 9
Exhibit Index: 2 - 3

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02051074

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2002

RANDGOLD & EXPLORATION COMPANY LIMITED
(Translation of Registrant's Name into English)

P.O. BOX 82291, JOHANNESBURG, 2025, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#45210988v1<

Attached to the Registrant's Form 6-K Filing for the month of August 2002, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated June 10, 2002, relating to the listing of 14,700 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 12, 2002 relating to the listing of 14,700 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 14,700 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated June 5, 2002, relating to the listing of 50,600 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 10, 2002 relating to the listing of 50,600 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 50,600 ordinary shares.	13
3.	(i) the Registrant's application to the JSE, dated June 7, 2002, relating to the listing of 8,300 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 12, 2002 relating to the listing of 8,300 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 8,300 ordinary shares.	21
4.	(i) the Registrant's application to the JSE, dated May 30, 2002, relating to the listing of 124,766 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 31, 2002 relating to the listing of 124,766 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 124,766 ordinary shares.	29

5. (i) the Registrant's application to the JSE, dated May 27, 2002, relating to the listing of 166,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 28, 2002 relating to the listing of 166,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 166,500 ordinary shares. 38

6. (i) the Registrant's application to the JSE, dated May 23, 2002, relating to the listing of 135,532 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 27, 2002 relating to the listing of 135,532 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 135,532 ordinary shares. 47

7. (i) the Registrant's application to the JSE, dated May 22, 2002, relating to the listing of 307,945 new ordinary shares, (ii) the confirmation letter from the JSE, dated May 24, 2002 relating to the listing of 307,945 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 307,945 ordinary shares. 55

8. Application for the Listing of 8,300 Ordinary Shares of 1(one) cent each in Randgold & Exploration Company Limited, dated June 7, 2002. 65

9. Randgold Report - Interim Report for the Six Months Ended June 30, 2002. 70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J Haddon

David J. Haddon
Group Company Secretary

Dated: August 12, 2002.

Exhibit 1

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 10, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 14,700 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 14,700 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10,000	R12.50
4,700	R15.65

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 393 282	shares of 1(one) cent each:	R433 932
Unissued:	31 606 394	shares of 1(one) cent each:	R316 063

2 / ....

RGE\SOS\020610-14700 JLM SFB

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

10 June 2002

5. The company's issued ordinary share capital after the issue of the 14,700 ordinary shares, which are the subject of this application, will be:

   43 407 982 ordinary shares of 1 (one) cent each: R434 079

   The unissued ordinary share capital will decrease to:

   31 591 694 ordinary shares of 1 (one) cent each: R315 916

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 13 June 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 10 June 2002



DIRECTOR/ LEGAL MANAGER



COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\020610-14700 JLM SFB

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web. www.jse.co.za

12 June 2002
REF: BN/mr/6695

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 June 2002 in respect of 14 700 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R434 079-82 divided into 43 407 982 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

Received 07/08/2002 06:52 in 02:16 on line [5] for TH10441 Printed 07/08/2002 07:04 * Pg 3/5
08/07/2002 12:52 NO.756 P03

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 13 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDS	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 JUNE 2002

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (14700)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 27

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 393 282	ORDS	0-01	433932-82
Total		Total	R	Total 43 393282		Total	R433932-82

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 433 932-82

Stated capital R –

Premium account R289 170 679-24

Total issued capital R289 604 612-06

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 000	ORDS	0-01	12-49	125000
				4 700	ORDS	0-01	15-64	73555
Total		Total	R	Total 14700			Total	R198555

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J L MARAIS	P.O. Box 82291	10 000	PAR VALUE
SF BOCKEL	SOUTHDALE 2135	4700	ORDINARY

7. Issued capital at date of this return:

No par value: Number of shares	Class of shares	Issue price per share	Stated capital	Par value: Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 393 282	ORDS	0-01	–	*	433 932-82
				10 000	ORDS	0-01	12-49	**	100
				4700	ORDS	0-01	15-64	***	47
Total		Total	R	Total 43 407 982			Total	R ****	434 079-82

* 289 170 679-24
** 124 900-00
*** 73 508-00

**** 289 369 087-24

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 434 079-82

State capital R

Premium account (see analysis below) R 289 367 838-44

Total issued capital R 289 801 918-26

Certified correct.

Date 20 June 2002 Signature David J Haddon

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		289 170 679-24
Premium on Allotment	198408	
Less		
Issue Duty	(496-40)	
Allotment Duty	(752.40)	197 159-20
		289 367 838-44

Exhibit 2

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 5, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 50,600 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 50,600 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
50,600	R17.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 334 382	shares of 1(one) cent each:	R433 343
Unissued:	31 665 294	shares of 1(one) cent each:	R316 652

2 / ....

RGE\SOS\020605~50600 MJS

RANDGOLD & EXPLORATION COMPANY LIMITED · REG NO 1992/005642/06 · NASDAQ SYMBOL: RANGY
DIRECTORS · R A R KEBBLE (CHAIRMAN) · D ASHWORTH* · D M BRISTOW · H C BUITENDAG · G FISCHER · (*BRITISH)
SECRETARY · D J HADDON

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5 June 2002

5. The company's issued ordinary share capital after the issue of the 50,600 ordinary shares, which are the subject of this application, will be:

43 384 982	ordinary shares of 1 (one) cent each:	R433 849

The unissued ordinary share capital will decrease to:

31 614 694	ordinary shares of 1 (one) cent each:	R316 146

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 10 June 2002.

10. The listing fee of R3,980.88 is attached hereto.

SIGNED at JOHANNESBURG on 5 June 2002



DIRECTOR/ LEGAL MANAGER



COMPANY SECRETARY

____________________ SPONSOR

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa
Telephone: (2711) 520 7000
Web: www.jse.co.za

10 June 2002
REF: NM/mr/6678

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 5 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 11 June 2002 in respect of 50 600 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R433 849-82 divided into 43 384 962 ordinary shares of 1 cent each.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 11 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75000000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 12 JUNE 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 334 382	ORDS	0-01	433 343-82
Total		Total	R	Total 43 334 382		Total	R 433 343·82

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 433 343-82

Stated capital R —

Premium account R 288 190 534-79

Total issued capital R 288 623 878-61

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				50 600	ORDS	0-01	16·99	860 200
Total		Total	R	Total 50 600			Total	R 860200

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MJ SPERINCK	P.O. Box 82291	— 50 600 —	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 334 382	ORDS	0-01	—	*	433343-82
				50 600	ORDS	0-01	16-99	**	506
Total		Total	R	Total 43384 982			Total	R ***	433 849-82

* 288 190 534-79
** 859 694-00
*** 289 050 228-79

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 433 849-82

State capital R —

Premium account (see analysis below) R 289 047 325-89

Total issued capital R 289 481 175-71

Certified correct.

Date 12 June 2002 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		288 190 534-79
Premium on Allotment	859 694-00	
Less:		
Issue Duty	(2 150-50)	
Allotment Duty	(752-40)	856 791-10
		289 047 325-89

21

Exhibit 3

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 7, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 8,300 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 8,300 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
8,300	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 384 982	shares of 1(one) cent each:	R433 849
Unissued:	31 614 694	shares of 1(one) cent each:	R316 146

2 / ....

RGE\SOS\020607-8300 AS

RANDGOLD & EXPLORATION COMPANY LIMITED • REG NO 1992/005642/06 • NASDAQ SYMBOL: RANGY
DIRECTORS • R A R KEBBLE (CHAIRMAN) • D ASHWORTH* • [redacted] • H C BUITENDAG • G FISCHER • (*BRITISH)
SECRETARY • D J HADDON

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

7 June 2002

5. The company's issued ordinary share capital after the issue of the 8,300 ordinary shares, which are the subject of this application, will be:

   43 393 282 ordinary shares of 1 (one) cent each: R433 932

   The unissued ordinary share capital will decrease to:

   31 606 394 ordinary shares of 1 (one) cent each: R316 063

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 12 June 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 7 June 2002


DIRECTOR/ LEGAL MANAGER


COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\020607~8300 AS


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 June 2002
REF: MM/mr/6695

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 7 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 June 2002 in respect of 8 300 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R433 932-82 divided into 43 393 282 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

Received 07/08/2002 06:52 in 02:16 on line [5] for TH10441 Printed 07/08/2002 07:04 * Pg 4/5
08/07/2002 12:52 NO.756 P04

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 13 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 JUNE 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (8300)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
Date stamp of companies Registration Office
2002 -06- 27
Registrar of Companies
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 384 982	ORDS	0-01	433 849-82
Total		Total	R	Total 43 384 982		Total	R 433 849-82

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 433 849-82

Stated capital R -

Premium account R 289 047 325-89

Total issued capital R 28948 175-71

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				8300	ORDS	0-01	14-99	124 500
Total		Total	R	Total 8300			Total	R 124 500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
A SIMPSON	P.O. BOX 82291	- 8300 -	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 384 982	ORDS	0-01	–	*	433849-82
				8 300	ORDS	0-01	14-99	**	83
Total		Total	R	Total 43 393 282			Total	R ***	433932-82

* 289 047 325-89
** 124 417-00
*** 289 171 742-89

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 433 932-82

State capital R –

Premium account (see analysis below) R 289 170 679-24

Total issued capital R 289 604 612-06

Certified correct.

Date 20 June 2002 Signature [signature]
Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		289 047 325-89
Premium on Allotment	124 417-00	
Less		
Issue Duty	(311·25)	
Allotment Duty	(752·40)	123 353-35
		289 170 679-24

Exhibit 4

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

May 30, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 124,766 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 124,766 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
44,800	R6.05
79,200	R12.50
766	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 209 616	shares of 1(one) cent each:	R432 096
Unissued:	31 790 060	shares of 1(one) cent each:	R317 900

2 / ....

RGE\SOS\020530~124766JLM PHR SC LVW AJR JJC JS

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

30 May 2002

5. The company's issued ordinary share capital after the issue of the 124,766 ordinary shares, which are the subject of this application, will be:

   43 334 382 ordinary shares of 1 (one) cent each: R433 343

   The unissued ordinary share capital will decrease to:

   31 665 294 ordinary shares of 1 (one) cent each: R316 652

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 3 June 2002.

10. The listing fee of R3,980.88 is attached hereto.

SIGNED at JOHANNESBURG on 30 May 2002


_______________ DIRECTOR/ LEGAL MANAGER


_______________ COMPANY SECRETARY

_______________ SPONSOR

RGE\SOS\020530-124766JLM PHR SC LVW AJR JJC JS

RANDGOLD

32

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

31 May 2002
REF: NM/jvdm/6608

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 30 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 3 June 2002 in respect of 124 766 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R433 343-82 divided into 43 334 382 ordinary shares of 1 cent each.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 3 JUNE 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000 000	ORDINARY	0-01	750 000
Total	Total	75000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 5 JUNE 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (124766)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

CM15

6. (c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J L Marais	P O Box 82291 Southdale 2135	10,000	Par value ordinary
S Casoojee	P O Box 82291 Southdale 2135	2,000	Par value ordinary
P H Rama	P O Box 82291 Southdale 2135	44,800	Par value ordinary
L V Wark	P O Box 82291 Southdale 2135	7,000	Par value ordinary
A J Reynolds	P O Box 82291 Southdale 2135	20,000	Par value ordinary
JJ van Coller	P O Box 82291 Southdale 2135	35,766	Par value ordinary
J Steele	P O Box 82291 Southdale 2135	5,200	Par value ordinary

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 209 616	ORDS	0-01	432096.16
Total		Total	R	Total 43 209 616		Total	R 432 096·16

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 432 096·16

Stated capital R —

Premium account R 286 926 386-08

Total issued capital R 287 358 482-24

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				44 800	ORDS	0-01	6-04	271 040
				79 200	ORDS	0-01	12-49	990 000
				766	ORDS	0-01	14-99	11 490
Total		Total	R	Total 124 766			Total	R 1 272 530

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees: See attached schedule

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 209 616	ORDS	0-01	—	*	432096-16
				44 800 79 200	ORDS ORDS	0-01 0-01	6-04 12-49	** ***	448 792
				766	ORDS	0-01	14-99	****	7-66
Total		Total	R	Total 43 334 382			Total	R *****	433 343-82

* 286 926 386-08
** 270 592-00
*** 989 208-00
**** 11 482-34
***** 288 197 668-42

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 433 343-82

State capital R —

Premium account (see analysis below) R 288 190 534-79

Total issued capital R 288 623 878-61

Certified correct.

Date 5 May 2002 Signature David J Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Premium Account

		R
Opening Balance		286 926 386-08
Premium on Allotment	1 271 282-34	
Less:		
Issue Duty	(3 152·75)	
Allotment Duty	(3980-88)	1 264 148-71
		288 190 534-79

Exhibit 5

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

May 27, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 166,500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 166,500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
21,800	R6.05
10 ,700	R10.45
134,000	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 043 116	shares of 1(one) cent each:	R430 431
Unissued:	31 956 560	shares of 1(one) cent each:	R319 565

2 / ....

RGE\SOS\020527~166500 JLM CA DJR MT RML AJR MJM PHR

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

27 May 2002

5. The company's issued ordinary share capital after the issue of the 166,500 ordinary shares, which are the subject of this application, will be:

   43 209 616 ordinary shares of 1 (one) cent each: R432 096

   The unissued ordinary share capital will decrease to:

   31 790 060 ordinary shares of 1 (one) cent each: R317 900

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 29 May 2002.

10. The listing fee of R3,980.88 is attached hereto.

SIGNED at JOHANNESBURG on 27 May 2002


DIRECTOR/ LEGAL MANAGER


COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\020527~166500 JLM CA DJR MT RML AJR MJM PHR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 May 2002
REF: NM/jvdm/6567

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 29 May 2002 in respect of 166 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R432 096-16 divided into 43 209 616 ordinary shares of 1 cent each.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 29 MAY 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 MAY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (166500)

Postal address P.O. BOX 82291
SOUTHDALE
2135

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date of receipt by Registrar of Companies

2002 -06- 05

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 043 116	ORDS	0-01	430 431-16
Total		Total	R	Total 43043116		Total	R430 431-16

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 430 431-16

Stated capital R —

Premium account R 285 018 123-76

Total issued capital R 285 448 554-92

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				21 800	ORDS	0-01	6.04	131 890
				10 700	ORDS	0-01	10.44	111 815
				134 000	ORDS	0-01	12.49	1675 000
Total		Total	R	Total 166500			Total	R1918705

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees: (See attached schedule)

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

6. (c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J L Marais	P O Box 82291, Southdale 2135	10,000	Par value ordinary
D J Reading	P O Box 82291, Southdale 2135	28,000	Par value ordinary
P H Rama	P O Box 82291, Southdale 2135	50,200	Par value ordinary
C E Anderson	P O Box 82291, Southdale 2135	10,700	Par value ordinary
M S Tsotsetsi	P O Box 82291, Southdale 2135	4,500	Par value ordinary
R M Lindsay	P O Box 82291, Southdale 2135	38,400	Par value ordinary
A J Reynolds	P O Box 82291, Southdale 2135	20,000	Par value ordinary
M J Molebatsi	P O Box 82291, Southdale 2135		Par value ordinary

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 043 116	ORDS	0-01	—	*	430431-16
				21800 10700	ORDS ORDS	0-01 0-01	6-04 10.44	** ***	218 107
				134000			12.49	****	1340
Total		Total	R	Total 43209616			Total	R *****	432096-16

* 285 018 123-76
** 131 672-00
*** 111 708-00
**** 1 673 660-00
***** 286 935 163-76

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 432096-16

State capital R —

Premium account (See analysis below) R 286926386-08

Total issued capital R 287358482-24

Certified correct.

Date 30 May 2002 Signature David Haddon

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening balance 285 018 123-76

Premium on Allotment 1917 040
Less

Issue Duty (4796-80)
Allotment Duty (3980-88) 1 908 262-32

286 926 386-08

Exhibit 6

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

May 23, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 135,532 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 135,532 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10,000	R6.05
70,000	R12.50
55,000	R14.25
532	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 907 584	shares of 1(one) cent each:	R429 075
Unissued:	32 092 092	shares of 1(one) cent each:	R320 920

2 / ....

RGE\SOS\020523~135532 DMB JR DJR LVD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

23 May 2002

5. The company's issued ordinary share capital after the issue of the 135,532 ordinary shares, which are the subject of this application, will be:

43 043 116	ordinary shares of 1 (one) cent each:	R430 431

The unissued ordinary share capital will decrease to:

31 956 560	ordinary shares of 1 (one) cent each:	R319 565

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 28 May 2002.

10. The listing fee of R3,980.88 is attached hereto.

SIGNED at JOHANNESBURG on 23 May 2002



_________________ DIRECTOR/ LEGAL MANAGER



_________________ COMPANY SECRETARY

_________________ SPONSOR

RGE\SOS\020523~135532 DMB JR DJR LVD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

27 May 2002
REF: TL/mr/6548

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 23 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 28 May 2002 in respect of 135 532 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R430 431-16 divided into 43 043 116 ordinary shares of 1 cent each.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 28 MAY 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 MAY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (135532)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies registration office

2002-06-05

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 907 584			429 075-84
Total		Total	R	Total 42 907 584		Total	R 429 075-84

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 429 075-84

Stated capital R

Premium account R 283 300 411-96

Total issued capital R 283 729 487-80

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10000	ORDS	0-01	6.04	60500
				70 000	ORDS	0-01	12.49	875 000
				55000	ORDS	0-01	14.24	783 750
				532	ORDS	0-01	14.99	7980
Total		Total	R	Total			Total	R 1 727 230

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DM BRISTOW DJ READING	P.O. Box 82291	40 000 30 000	PAR VALUE
J RICKARDS	SOUTHDALE	55 366	ORDINARY
L VAN DREAU	2135	10 166	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42907584	ORDS	0-01	—	*	429 075-84
				10 000	ORDS	0-01	6-04	**	100
				70 000	ORDS	0-01	12-49	***	700
				55 000	ORDS	0-01	14-24	****	550
				532	ORDS	0-01	14-99	*****	5-32
Total		Total	R	Total 43 043 116			Total	R ******	430 431-16

* 283 300 411-96
** 60 400-00
*** 874 300-00
**** 783 200-00
***** 7 974-68
****** 285 026 286-64

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 430 431-16

State capital R —

Premium account (See analysis below) R 285 018 123-76

Total issued capital R 285 448 554-92

Certified correct.

Date 30 MAY 2002 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 283 300 411-96

Premium on Allotment 1 725 874-68
Less

Issue Duty (4182-00)
Allotment Duty (3980-88) 1 717 711-80

285 018 123-76

Exhibit 7

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

May 22, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 307,945 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 307,945 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
5,000	R5.90
46,250	R6.05
30,000	R6.30
5,600	R12.10
164,950	R12.50
56,145	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 599 639	shares of 1(one) cent each:	R425 996
Unissued:	32 400 037	shares of 1(one) cent each:	R324 000

2 / ....

RGE\SOS\020522-307945 AADWMNKLMV

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

22 May 2002

5. The company's issued ordinary share capital after the issue of the 307,945 ordinary shares, which are the subject of this application, will be:

   42 907 584 ordinary shares of 1 (one) cent each: R429 075

   The unissued ordinary share capital will decrease to:

   32 092 092 ordinary shares of 1 (one) cent each: R320 920

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 24 May 2002.

10. The listing fee of R3,980.88 is attached hereto.

SIGNED at JOHANNESBURG on 22 May 2002


_________________________ DIRECTOR/ LEGAL MANAGER


_________________________ COMPANY SECRETARY

_________________________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 May 2002
REF: NM/mr/6537

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 22 May 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Monday, 27 May 2002 in respect of 307 945 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R429 075-84 divided into 42 907 584 ordinary shares of 1 cent each.

Thank you for payment of R3 980-88 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 MAY 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 30 MAY 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (307945)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -06- 05

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 599 639	ORDS	0-01	425 996-39
Total		Total	R	Total 42599639		Total	R 425996-39

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 425 996-39

Stated capital R —

Premium account R 279846025-14

Total issued capital R 280 272021-53

5. Shares comprising this allotment: See annexure A

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees: See annexure A

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

CM15

5. Shares comprising this allotment:

Par value				
Number of shares	**Class of shares**	**Nominal amount of each share**	**Premium on each share**	**Total amount of paid-up capital and premium, if any**
		R	**R**	**R**
5,000	ordinary	0-01	5.89	29,500.00
46,250	ordinary	0-01	6.04	279,812.50
30,000	ordinary	0-01	6.29	189,000.00
5,600	ordinary	0-01	12.09	67,760.00
164,950	ordinary	0-01	12.49	2,061,875.00
56,145	ordinary	0-01	14.99	842,175.00
			Total	R3,470,122.50

6. (c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
F Abbott	P O Box 82291 Southdale 2135	25,000	Par value ordinary
J de V Berry	P O Box 82291 Southdale 2135	50,000	Par value ordinary
J Avgoustinos	P O Box 82291 Southdale 2135	6,000	Par value ordinary
S H Damen	P O Box 82291 Southdale 2135	38,750	Par value ordinary
A T T Wing	P O Box 82291 Southdale 2135	92,366	Par value ordinary
W A Mbatha	P O Box 82291 Southdale 2135	1,500	Par value ordinary

M M Ndlovu	P O Box 82291 Southdale 2135	3,000	Par value ordinary
F Markides	P O Box 82291 Southdale 2135	5,713	Par value ordinary
L C Venter	P O Box 82291 Southdale 2135	55,366	Par value ordinary
K Kallman	P O Box 82291 Southdale 2135	250	Par value ordinary
R M Lindsay	P O Box 82291 Southdale 2135	30,000	Par value ordinary

7. Issued capital at date of this return:

Par value					
Number of shares	**Class of shares**	**Nominal amount of each share**	**Premium on each share**	**Total premium account**	**Total amount of paid-up capital, excluding premium**
		R	**R**	**R**	**R**
42,599,639	ordinary	0-01	-	[a]	425,996-39
5,000	ordinary	0-01	5.89	[b]	50.00
46,250	ordinary	0-01	6.04	[c]	462.50
30,000	ordinary	0-01	6.29	[d]	300.00
5,600	ordinary	0-01	12.09	[e]	56.00
164,950	ordinary	0-01	12.49	[f]	1,649.50
56,145	ordinary	0-01	14.99	[g]	561.45
42,907,584			Total	R [h]	429,075-84

[a] 279,846,025-14
[b] 29,450-00
[c] 279,350-00
[d] 188,700-00
[e] 67,704-00
[f] 2,060,225.50
[g] 841,613-55
[h] 283,313,068.19

7. Issued capital at date of this return: see annexure A

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
Total			Total	R	Total 42 907 584			Total	R	429075-84

~~see analysis~~

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 429075-84

State capital R —

Premium account (see analysis below) R 283 300 411-96

Total issued capital R 283729487-80

Certified correct.

Date 30 May 2002 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		279 846 025-14
Premium on Allotment	3,467,043-05	
Less		
Issue Duty	(8675-35)	
Allotment Duty	(3980-88)	3 454 386-82
		283 300 411-96

Exhibit 8

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

June 7, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 8,300 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 8,300 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
8,300	R15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited
2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001
3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House, 41 Fox Street,
2001 Johannesburg
4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 384 982	shares of 1(one) cent each:	R433 849
Unissued:	31 614 694	shares of 1(one) cent each:	R316 146

2 / ....

RGE\SOS\020607-8300 AS

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy



D J HADDON
Company Secretary

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

68

7 June 2002

FAX: 688-7719
Computershare Services Limited
2nd Floor Edura
41 Fox Street
JOHANNESBURG

Attention: Ms Hawa Jaffejee

Dear Hawa

ALLOTMENT OF 8,300 RANDGOLD & EXPLORATION ORDINARY SHARES : SHARE OPTION SCHEME

We hereby instruct you to allot and dematerialise 8,300 Randgold ordinary shares. These share are to be sold in terms of the Randgold Share Option Scheme at various issued prices as follows.

Please send in dematerialised form to Investec Securities CSDP, which is Standard Bank Account No. 400600684 in the name of Ferbros Nominees. Please obtain full details of this account from Karin King at Investec, telephone Number 286-4560.

Name	No of shares	Issue Price (R)
A Simpson	8,300	15.00
TOTAL	8,300	

Please phone if you have any queries. Many thanks.

Yours sincerely,



D J HADDON
Company Secretary

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

7 June 2002

5. The company's issued ordinary share capital after the issue of the 8,300 ordinary shares, which are the subject of this application, will be:

43 393 282	ordinary shares of 1 (one) cent each:	R433 932

The unissued ordinary share capital will decrease to:

31 606 394	ordinary shares of 1 (one) cent each:	R316 063

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 12 June 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 7 June 2002


DIRECTOR/ LEGAL MANAGER


COMPANY SECRETARY

_______________ SPONSOR

RGE\SOS\020607~8300 AS

Exhibit 9

RANDGOLD REPORT

PLAYING A POSITIVE ROLE IN THE DEVELOPMENT OF MINING & EXPLORATION

Johannesburg, 6 August - Randgold & Exploration is committed to playing a positive role in the development of the South African mining and exploration industry, as it has since 1994, chairman Roger Kebble said today.



Roger Kebble
Chairman

Speaking at the publication of the Company's interim results Kebble noted that the objectives of its mineral rights subsidiary Minrico were in line with the overall objectives of the South African Minerals and Petroleum Resources Development Bill, and said Minrico was making good progress with its strategy of developing and managing mineral resource opportunities. It had recently concluded option and joint-venture arrangements involving potential diamond projects and was assessing options for turning the PGM potential of the farm Doornbosch in the eastern Bushveld to account. Minrico has approximately 4 million hectares under management, of which some 70% is actively being explored.

Kebble also said that following the recent share issue by its London and Nasdaq listed subsidiary Randgold Resources, Randgold & Exploration's holding in that Company had decreased from 59% to 48.9%.

"Last quarter the South African Reserve Bank eased its requirement that Randgold & Exploration should hold at least 50.1% of Randgold Resources. At the time I said the lifting of this restriction would enable Randgold Resources to improve its liquidity and broaden its shareholder base, in line with the Group's overall objective of enhancing shareholder value. This has now happened through last month's Nasdaq listing and the related share issue. I should perhaps stress that from Randgold & Exploration's point of view, dilution does not mean diminishment. While our holding in Randgold Resources has decreased in percentage terms, the value of the equity should improve to give an overall increase in the value of the Group's investment in Randgold Resources," he said.

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2002

- *Randgold Resources lists on Nasdaq and raises $32.5 million*
- *Reserve Bank relaxes minimum holding requirement in Randgold Resources*
- *Half year profit increases substantially year on year*

COMMENTS

Randgold Resources successfully listed on Nasdaq on 11 July 2002, and issued 5 million shares to new shareholders, raising US$32.5 million.

To enable Randgold Resources to issue equity to raise cash for the development and to make acquisitions, the South African Reserve Bank has relaxed the minimum holding requirements for the Company in Randgold Resources to 36 percent of that Company's issued shares.

On 28 March 2002 the Company repaid R30 million of the R70 million, one-year loan which had been obtained from ABSA Bank. The repayment was funded by the sale of 1.5 million Durban Roodepoort Deep, Limited shares.

Minrico, our mineral rights management subsidiary, has concluded option and joint-venture arrangements involving potential diamond projects and is assessing submissions for turning the platinum group mineral potential of the farm Doornbosch in the eastern Bushveld to account.

FINANCIAL REVIEW

The results for the six months ended 30 June 2002 have been prepared in terms of South African statements of Generally Accepted Accounting Practice, and in accordance with the Group's accounting policies which are consistent with that of the previous year.

The operating profit from mining activities amounted to R258 million for the six months ending 30 June 2002 compared to R121 million for the corresponding six months in 2001.

After corporate and exploration costs, depreciation charges, interest paid, and minority interest, the Groups' net income for the six months to 30 June 2002 was R45 million (six months to 30 June 2001 : R9.4 million).

The Morila project continued to produce satisfactory results, and for the six months to 30 June 2002, 299 122 ounces were produced at a total cash cost of US$108 per ounce (six months to 30 June 2001: 324 410 ounces at a total cash cost of US$95 per ounce).

The Syama mine is currently on a care and maintenance programme and included in the Group's profits before outside shareholders interest for the six months to 30 June 2002 is a loss of R26.4 million attributable to Syama (six months to 30 June 2001: loss of R58.3 million).

Shareholders are referred to the press announcement published today by Randgold Resources for a more detailed review of results.

PROSPECTS

Randgold Resources continues to focus on new business, both internally generated and with the aim of participating in the rationalisation taking place in the gold mining industry. To this end, due diligence reviews of exploration and mining opportunities have progressed.

In our South African operations, we remain committed to playing a positive role in the development of the mining and exploration industry, as we have done since 1994. In this regard it is worth noting that Minrico continues to make good progress with its strategy of developing and managing mineral resource opportunities.

R A R Kebble
Chairman

Johannesburg
6 August 2002

RANDGOLD

72

CONSOLIDATED INCOME STATEMENT

R000	Unaudited 6 months ended 30 June 2002	Unaudited 6 months ended 30 June 2001	Audited 12 months ended 31 Dec 2001
Revenue			
Gold sales	404 064	382 938	709 440
Cost and expenses			
Cash operating costs	(119 081)	(236 920)	(400 475)
Royalties	(27 220)	(25 344)	(49 330)
Total cash costs	(146 301)	(262 264)	(449 805)
Operating profit from mining activities	257 763	120 674	259 635
Dividends and interest received	1 701	11 857	18 924
Interest expense	(33 303)	(45 059)	(72 343)
Depreciation and amortisation	(41 947)	(23 342)	(66 808)
Exploration and corporate expenditure	(69 702)	(43 407)	(82 099)
Loss on sale of investments	(2 096)	(9 282)	(11 386)
Other	(28 206)	24 098	(60 212)
Income/(loss) on ordinary activities before taxes and minority interest	84 210	35 539	(14 289)
Income and mining taxes	-	(809)	(1 016)
Income/(loss) on ordinary activities before minority interest	84 210	34 730	(15 305)
Minority interest	(39 201)	(25 378)	(54 747)
Net income/(loss) for the period	45 009	9 352	(70 052)
Ordinary shares in issue (000s)	43 334	41 437	41 702
Earnings/(loss) per share (cents)	104	23	(168)
Headline earnings/(loss) per share (cents)	104	23	(168)
Fully diluted earnings/(loss) per share (cents)	101	23	(168)

CONSOLIDATED CASH FLOW STATEMENT

R000	Unaudited 6 months ended 30 June 2002	Unaudited 6 months ended 30 June 2001	Audited 12 months ended 31 Dec 2001
Net cash provided by/(utilised in) operations	51 978	63 919	319 055
Net cash provided by/(utilised in) investing activities	15 890	(140 679)	(144 302)
Net cash (utilised in)/provided by financing activities	(68 847)	40 003	(524 597)
Net (decrease)/increase in cash and cash equivalents	(979)	(36 757)	(349 844)
Cash and cash equivalents at beginning of period	122 072	471 916	471 916
Cash and cash equivalents at end of period	121 093	435 159	122 072

MOVEMENT IN SHAREHOLDERS' EQUITY

R000	Unaudited 6 months ended 30 June 2002	Unaudited 6 months ended 30 June 2001	Audited 12 months ended 31 Dec 2001
Balance at beginning of period	164 072	26 295	26 295
Change in accounting policy - opening balance**	-	13 599	13 599
Restated balance at beginning of period	164 072	39 894	39 894
Share options exercised	17 251	1 261	1 584
Other reserves	37 391	39 117	192 646
Net income/(loss) for the period	45 009	9 352	(70 052)
Closing balance	263 723	89 624	164 072

** *The change in accounting policy refers to the adoption of IAS 39, Financial instruments : Recognition and Measurement, effective 1 January 2001, by Randgold Resources Limited. The provisions of IAS 39 are consistent with those of AC 133. The net effect on opening shareholders' equity has been disclosed in the statement of movement in shareholders' equity. The net income for the comparative six month period has been increased by R8.3 million to show the effect for the period.*

CONSOLIDATED BALANCE SHEET

R000	Unaudited at 30 June 2002	Unaudited at 30 June 2001	Audited at 31 Dec 2001
ASSETS			
Current assets			
Cash and equivalents*	142 310	473 351	142 535
Receivables	182 638	153 465	202 452
Inventories	111 684	95 285	116 721
Total current assets	436 632	722 101	461 708
Property, plant, equipment and other long-term assets	861 074	704 380	980 190
Investments	175 341	73 251	105 482
Total assets	1 473 047	1 499 732	1 547 380
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	370 982	538 976	403 873
Income and mining taxes	11 032	17 008	10 959
Bank overdraft	21 217	38 192	20 463
Total current liabilities	403 231	594 176	435 295
Long-term liabilities			
Provision for post retirement benefits	53 077	27 348	53 077
Long-term loans	530 804	424 357	684 621
Provision for rehabilitation	46 499	29 962	51 993
Loans from outside shareholders	226 439	175 525	259 044
Total long-term liabilities	856 819	657 192	1 048 735
Total liabilities	1 260 050	1 251 368	1 484 030
Shareholders' equity			
Share capital	433	413	417
Share premium	288 811	271 257	271 576
Other reserves	717 054	462 367	679 662
Accumulated losses	(742 575)	(644 413)	(787 583)
Total shareholders' equity	263 723	89 624	164 072
Minority interest	(50 726)	158 740	(100 722)
Total liabilities and equity	1 473 047	1 499 732	1 547 380

* *Included in cash and equivalents is an attributable amount of R45.6 million (30 June 2001 : R35.3 million, 31 December 2001 : R52.7 million) relating to a debt service reserve account. This amount is held in escrow for partial repayment of the Morila project loan.*

NET ASSET VALUE

Net Asset Value for Randgold & Exploration Company Limited (Unaudited)

DESCRIPTION	Units held	Price per share R	Percent held	Market value 28 June 2002 R000
Listed investments				
Durban Roodepoort Deep, Limited	3 500 000	42.99	2.1%	150 465
Western Areas Limited	217 800	35.00	0.2%	7 623
JCI Gold Limited	641 400	8.51	0.4%	5 458
Consolidated African Mines Limited	26 653 900	0.35	4.0%	9 329
Kelgran Limited	2 321 115	0.75	2.7%	1 740
Randgold Resources Limited	13 312 480	71.87	58.9%	956 801
				1 131 416
Other assets				83 338
Liabilities				(131 521)
Net assets				1 083 233
Shares in issue (000)				43 334
NAV per share (cents)				2 500

Randgold & Exploration Company Limited · Reg No 1992/005642/06 · Sharecode : RNG · ISIN : ZAE000008819 · NASDAQ trading symbol : RANGY
Registered office : 5 Press Avenue, Selby, 2025, Johannesburg, PO Box 82291, Southdale, 2135, Republic of South Africa, Telephone +27(11) 309-6000, Telefax : +27(11) 837-2396, e-mail : haddond@randgold.co.za
Share transfer secretaries : Computershare Services Limited, Edura House, 41 Fox Street, Johannesburg, 2001, P.O Box 62391, Marshalltown, 2107, Republic of South Africa, Telephone : 27(11) 370-7700, Telefax +27(11) 836-0792
Depository bank : American Depository Receipts, The Bank of New York, Shareholder Relations Department, 101 Barclay Street, New York, NY 10286, Telephone : 1 (800) 524-4458
Investor and media relations : For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Telefax +27(11) 728-2547 e-mail : randgold@dpapr.com
Website : www.randgold.co.za

Designed and produced by du Plessis Associates dPA 3892